AMENDED

CERTIFICATE OF FORMATION

OF

CINTEC LLC

1. The name of the limited liability company is CinTec LLC.

2. The address of its registered office in the State of Delaware is 1209
Orange Street, In the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

As amended: November 29, 2000